Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at July 31, 2019:

As at July 31, 2019
(in millions of Canadian dollars)
Subordinated Debentures	9,021
Equity
Common Equity
Common Shares	18,295
Retained Earnings	43,682
Accumulated Other Comprehensive Income	1,187
Other Reserves	370

Total Common Equity	63,534
Preferred Shares and Other Equity Instruments	3,884

Total Equity Attributable to Equity Holders of the Bank	67,418
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,713

Total Equity	70,131

Total Capitalization	79,152

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the nine months period ended July 31, 2019 and each of the years in the five year period ended October 31, 2018.

	Nine months ended July 31,	October 31,
	2019	2018	2017	2016	2015	2014

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	6.56	8.15	9.60	8.18	7.90	8.52
Including interest on deposits	1.67	1.88	2.09	2.12	2.18	2.21
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.93	7.02	8.42	7.22	7.07	7.29
Including interest on deposits	1.65	1.84	2.06	2.07	2.14	2.15

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.